SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Amendment No. 1*

Quality Distribution, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74756M 10 2

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,564,189 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,564,189 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,564,189 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 48.7%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 652,472 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 652,472 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 652,472 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.3%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo (U.K.) Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 436,911 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 436,911 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 436,911 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,482,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,482,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,482,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 53.4%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person AIF III Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,482,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,482,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,482,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 53.4%

14	Type of Reporting Person OO

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,482,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,482,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,482,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 53.4%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,482,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,482,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,482,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 53.4%

14	Type of Reporting Person OO

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,482,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,482,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,482,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 53.4%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,482,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,482,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,482,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 53.4%

14	Type of Reporting Person OO

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,482,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,482,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,482,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 53.4%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management II, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 10,482,530 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 10,482,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,482,530 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 53.4%

14	Type of Reporting Person CO

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on November 21, 2003, by (i) Apollo Investment Fund III, L.P., a Delaware partnership (“Investment III”), (ii) Apollo Overseas Partners III, L.P., a Delaware limited partnership (“Overseas III”), (iii) Apollo (U.K.) Partners III, L.P., a limited partnership organized in the United Kingdom (“UK Partners III”, and together with Investment III and Overseas III, the “Apollo Funds”), (iv) Apollo Management III, L.P., a Delaware limited partnership (f/k/a Apollo Management, L.P., “Management III”), and (v) Apollo Advisors II, L.P., a Delaware limited partnership (“Advisors II”), with respect to the common stock (the “Common Stock”) of Quality Distribution, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on November 21, 2003.

Responses to each item of this Amendment No. 1 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.    Security and Issuer

Item 2.    Identity and Background

This Amendment No. 1 to Schedule 13D is filed on a voluntary basis by (i) Investment III, (ii) Overseas III, (iii) UK Partners III, (iv) Management III, (v) AIF Management III, LLC, a Delaware limited liability company (“AIF III”), (v) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (viii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), (x) Advisors II, and (xi) Apollo Capital Management II, Inc., a Delaware corporation (“Capital Management II”).  The Apollo Funds, Management III, AIF III, Management,  Management GP, Management Holdings, Holdings GP, Advisors II and Capital Management II are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is One Manhattanville Road, Suite 201, Purchase, New York 10577.

Each of the Apollo Funds is principally engaged in the business of investing in securities.  Management III serves as manager of the Apollo Funds and is principally engaged in the business of serving as the manager of each of the Apollo Funds.  Advisors II is the managing general partner of each of the Apollo Funds, and is principally engaged in the business of providing advice regarding investments by and serving as the managing general partner of each of the Apollo Funds and of other investment funds. Capital Management is the general partner of Advisors II and is principally engaged in the business of serving as the general partner to Advisors II.

In February 2007, as a result of a corporate reorganization of the Apollo Management entities and the formation of Apollo Management, Management III changed its name from Apollo Management, L.P. to Apollo Management III, L.P. and AIF III Management, Inc., previously the general partner of Management III, was converted into a Delaware limited liability company, which is AIF III.   AIF III serves as the general partner of Management III and is principally engaged in the business of serving as general partner of Management III.  Apollo Management became the manager of AIF III.  Apollo Management is principally engaged in the business of serving as manager of AIF III and other Apollo Management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the general partner of Management GP and is principally engaged in the business of serving as the general partner of Management GP and other Apollo management entities.  Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Capital Management II and Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Item 4.    Purpose of Transaction

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

The Reporting Persons believe that the filing of this Amendment No. 1 to Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended, or the regulations and rules promulgated thereunder. The Reporting Persons are filing this amendment on a voluntary basis solely to update the descriptions of the organization of the advisory and management entities affiliated with the Apollo Funds to reflect an internal corporate reorganization.

The Apollo Funds are the record holders of an aggregate of 10,390,981 shares of Common Stock, including 6,028 shares of Common Stock issued upon the exercise in January 2007 of warrants to purchase Common Stock previously held by the Apollo Funds.  In addition, the Apollo Funds may be deemed to be the beneficial owners of 85,521 shares of Common Stock held by MidOcean Capital Investors, L.P. (“MidOcean”), pursuant to an irrevocable proxy granted to the Apollo Funds by MidOcean as a successor-in-interest to BT Investment Partners, Inc. under the terms of the Amended and Restated Common and Preferred Stock Purchase and Shareholders’ Agreement, which provides the Apollo Funds the right to vote such shares.  Accordingly, the Apollo Funds may be deemed to be the beneficial owners of an aggregate of 10,482,530 shares of Common Stock, representing approximately 53.4% of the outstanding shares of Common Stock of the Issuer.  The shares of Common Stock included in this Amendment No. 1 to Schedule 13D no longer include the shares of Common Stock of the Issuer formerly held by MTL Equity Investors, LLC, which ceased to be subject to the irrevocable proxy granted under the Amended and Restated Common and Preferred Stock Purchase and Shareholders’ Agreement upon the sale of such shares by MTL Equity Investors, LLC in August 2008.

The shares of Common Stock shown as beneficially owned by Advisors II and Management III include the shares of Common Stock shown as beneficially owned by the Apollo Funds.  Capital Management II may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by the Apollo Funds and Advisors II.  Apollo Management, Management GP, Management Holdings and Holdings GP may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management III.

The Reporting Persons disclaim any pecuniary interest in the shares of Common Stock held by MidOcean and this Amendment No. 1 to Schedule 13D shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of, or has any pecuniary interest in, such shares of Common Stock.  Each of the Reporting Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons in excess of their pecuniary interests in such securities, if any, and the filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)           See also the information contained on the cover pages of this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by each Reporting Person is based on 19,644,470 outstanding shares of Common Stock of the Issuer, as represented by the Issuer in its Quarterly Report on Form 10-Q filed on May 8, 2009.

(b)           See the information contained on the cover pages of this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.    Material to Be Filed as Exhibits

Exhibit 1:                                              Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	June 12, 2009	APOLLO INVESTMENT FUND III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2009	APOLLO OVERSEAS PARTNERS III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2009	APOLLO (U.K.) PARTNERS III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2009	APOLLO ADVISORS II, L.P.

		By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2009	APOLLO CAPITAL MANAGEMENT II, INC.

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2009	APOLLO MANAGEMENT III, L.P.

		By:	AIF III MANAGEMENT, LLC
Its General Partner

			By:	APOLLO MANAGEMENT, L.P.
Its General Partner

				By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2009	AIF III MANAGEMENT, LLC

		By:	APOLLO MANAGEMENT, L.P.
Its General Partner

			By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2009	APOLLO MANAGEMENT, L.P.

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2009	APOLLO MANAGEMENT GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2009	APOLLO MANAGEMENT HOLDINGS, L.P.

		By:	APOLLO MANAGEMENT HOLDINGS GP, LLC
Its General Partner

			By:	/s/ John J. Suydam
John J. Suydam
Vice President

Date:	June 12, 2009	APOLLO MANAGEMENT HOLDINGS GP, LLC

		By:	/s/ John J. Suydam
John J. Suydam
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP and Capital Management II.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment 1 to Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Holdings GP and Capital Management II are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Holdings GP and Capital Management II and other related investment managers.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.